

September 7, 2010

Via U.S. Mail and Facsimile to 303-316-4812

A. Laurence Jones
President and Chief Executive Officer
Startek, Inc.
44 Cook Street, 4th Floor
Denver, CO 80206

      Re: **Startek, Inc.**
              Form 10-K for the fiscal year ended December 31, 2009
              Filed February 25, 2010
              File No. 001-12793

Dear Mr. Jones:

      We have reviewed your letter dated August 16, 2010, and we have the following comments. Please respond to our comments within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comments or any other aspect of our review.

Form 10-K for the fiscal year ended December 31, 2009

Definitive Proxy Statement filed March 18, 2010

Compensation Discussion and Analysis, page 11

How We Determine to Pay What We Pay, page 12

1.   We note your response to comment two from our letter dated August 3, 2010. We note that stock option and restricted stock grants to your NEOs are made based upon their individual performances which are assessed by your CEO (other than for the CEO who is assessed by the Compensation Committee) who subjectively considers their performances based on the criteria listed at the bottom of page 16 and top of page 17. Please provide more details regarding the subjective and discretionary nature of this evaluative process and discuss the conclusions reached regarding each NEO's individual performance from this evaluative process.

A. Laurence Jones
Startek, Inc.
September 7, 2010
Page 2

Executive Incentive Bonus Plan, page 14

2.   We note your response to comment five from our letter dated August 3, 2010. Please confirm you will provide similar disclosure regarding how you calculated the average bonus payout under the Executive Incentive Bonus Plan.

Summary Compensation Table, page 17

3.   We note your response to comment six from our letter dated August 3, 2010. We note your agreement to include a footnote to the Summary Compensation Table disclosing that the amounts disclosed under the Bonus Column were pursuant to the individual portion (or non-financial goals in the future) of the Executive Incentive Bonus Plan. Please also supplement your current footnote to the Grants of Plan-Based Awards Table to show the amounts do not reflect the individual portion or non-financial goals portion of the Executive Incentive Bonus Plan and disclose the threshold, target, and maximum amounts for the individual portion.

        You may contact Ajay Koduri, Attorney-Adviser, at 202-551-3310 or Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 with any questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director